January 9, 2015

VIA EMAIL AND MAIL

Kathryn Jacobson

Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	China Yida Holding Co.
Form 10-K for Fiscal Year Ended December 31, 2013 as Amended Filed March 31, 2014
Form 10-Q for Fiscal Quarter Ended September 30, 2014
Filed November 14, 2014
File No. 001-34567

Dear Ms. Jacobson:

Reference is made to comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission set forth in Staff’s letter dated December 11, 2014 (the “Comment Letter”) with respect to the above-referenced Form 10-K filed by China Yida Holding Co. (the “Company”).

The Company respectfully requests an extension until January 20, 2015 to submit the response to the Comment Letter as the Company needs additional time to work with its independent auditors to prepare an adequate response. The Company will however attempt to respond earlier if it is able.

Very truly yours,

/s/ Yongxi Lin
Yongxi Lin